EXHIBIT 23.1



            Consent of Independent Registered Public Accounting Firm

The Board of Directors
Tofutti Brands Inc.:

We consent to the incorporation by reference in the Registration Statements (Nos. 33-72654, 333-48605 and 333-79567) on Form S-8 of Tofutti Brands Inc. of our report dated March 30, 2005, except for Note 1 "Restatement of Previously Issued Financial Statements" as to which the date is March 16, 2006, relating to the balance sheet of Tofutti Brands Inc. as of January 1, 2005 and the related statements of income, changes in stockholders' equity and cash flows for the fiscal year then ended, which report appears in Amendment No. 2 on Form 10-KSB/A of the Annual Report of Tofutti Brands Inc. for the year ended January 1, 2005, and which report includes an explanatory paragraph with respect to the restatement of previously issued financial statements.


/s/Amper, Politziner & Mattia, P.C.


Edison, New Jersey
March 20, 2006